Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three and six months ended June 30, 2023 and 2022

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
June 30, 2023 and December 31, 2022

	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$52,265	$86,184
Accounts receivable (note 4)	102,101	101,640
Inventories (note 5)	82,886	81,635
Prepaid expenses	6,620	7,760
Total current assets	243,872	277,219
Long-term investments (note 7)	4,895	4,629
Property, plant and equipment (note 8)	66,159	62,641
Operating lease right-of-use assets	24,067	23,727
Intangible assets (note 9)	7,348	7,817
Deferred income tax assets	10,838	10,430
Goodwill	3,022	2,958
Other long-term assets	17,430	18,030
Total assets	$377,631	$407,451
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	$100,724	$98,863
Current portion of operating lease liabilities (note 11)	3,507	3,379
Short-term debt (note 12)	5,224	9,102
Current portion of long-term debt (note 13)	14,087	11,698
Current portion of long-term royalty payable (note 14)	—	1,162
Current portion of warranty liability (note 15)	8,914	11,315
Total current liabilities	132,456	135,519
Long-term operating lease liabilities (note 11)	20,408	20,080
Long-term debt (note 13)	26,945	32,164
Long-term royalty payable (note 14)	—	4,376
Warranty liability (note 15)	2,974	2,984
Deferred income tax liabilities	3,496	3,282
Other long-term liabilities	4,494	5,080
Total liabilities	190,773	203,485
Shareholders’ equity:
Share capital (Adjusted, note 16):
Unlimited common and preferred shares, no par value
17,174,972 (2022 - 17,130,316) common shares issued and outstanding	1,244,547	1,243,272
Other equity instruments	9,312	9,212
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,048,551)	(1,024,716)
Accumulated other comprehensive loss	(29,966)	(35,318)
Total shareholders' equity	186,858	203,966
Total liabilities and shareholders' equity	$377,631	$407,451
Commitments and contingencies (note 18)

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Anthony Guglielmin	Director	Brenda J. Eprile	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2023 and 2022

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenue	$85,022	$79,964	$167,262	$156,508
Cost of revenue and expenses:
Cost of revenue	70,653	69,457	139,532	136,076
Research and development	5,785	5,254	13,048	11,188
General and administrative	10,546	9,013	20,314	18,204
Sales and marketing	4,820	3,914	8,469	7,563
Foreign exchange loss	2,420	2,566	3,496	3,337
Depreciation and amortization	1,021	1,085	2,058	2,268
	95,245	91,289	186,917	178,636
Loss from operations	(10,223)	(11,325)	(19,655)	(22,128)

Income from investments accounted for by the equity method	56	458	185	751
Gain on sale of investments and assets	21	—	21	19,119
Interest on long-term debt and accretion on royalty payable	(643)	(839)	(1,490)	(1,899)
Loss on extinguishment of royalty payable (note 14)	(2,909)	—	(2,909)	—
Interest and other income, net of bank charges	712	197	1,178	238
Loss before income taxes	(12,986)	(11,509)	(22,670)	(3,919)
Income tax expense (recovery)	221	70	1,165	(50)
Net loss for the period	(13,207)	(11,579)	(23,835)	(3,869)
Other comprehensive loss:
Cumulative translation adjustment	(7,322)	(4,314)	(5,352)	(4,645)
Comprehensive loss	$(20,529)	$(15,893)	$(29,187)	$(8,514)

Loss per share:
Net loss per share - basic and diluted	$(0.77)	$(0.68)	$(1.39)	$(0.23)
Weighted average common shares outstanding:
Basic and diluted	17,173,252	17,119,893	17,171,137	17,117,719

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three and six months ended June 30, 2023 and 2022

	Common Shares Outstanding (Adjusted, note 16)	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Three months ended June 30, 2022
April 1, 2022	17,118,005	$1,243,077	$7,813	$11,516	$(984,311)	$(33,825)	$244,270
Issuance of common shares on exercise of share units	3,898	66	(66)	—	—	—	—
Stock-based compensation	—	—	769	—	—	—	769
Net loss for the period	—	—	—	—	(11,579)	—	(11,579)
Other comprehensive loss	—	—	—	—	—	(4,314)	(4,314)
June 30, 2022	17,121,903	$1,243,143	$8,516	$11,516	$(995,890)	$(38,139)	$229,146

	Six months ended June 30, 2022
January 1, 2022	17,079,932	$1,242,006	$8,412	$11,516	$(992,021)	$(33,494)	$236,419
Issuance of common shares on exercise of share units	41,971	1,137	(1,137)	—	—	—	—
Stock-based compensation	—	—	1,241	—	—	—	1,241
Net loss for the period	—	—	—	—	(3,869)	—	(3,869)
Other comprehensive loss	—	—	—	—	—	(4,645)	(4,645)
June 30, 2022	17,121,903	$1,243,143	$8,516	$11,516	$(995,890)	$(38,139)	$229,146

	Three months ended June 30, 2023
April 1, 2023	17,171,933	$1,244,507	$8,610	$11,516	$(1,035,344)	$(33,348)	$195,941
Issuance of common shares on exercise of share units	3,039	40	(40)	—	—	—	—
Stock-based compensation	—	—	742	—	—	—	742
Net loss for the period	—	—	—	—	(13,207)	—	(13,207)
Other comprehensive gain	—	—	—	—	—	3,382	3,382
June 30, 2023	17,174,972	$1,244,547	$9,312	$11,516	$(1,048,551)	$(29,966)	$186,858

	Six months ended June 30, 2023
January 1, 2023	17,130,316	$1,243,272	$9,212	$11,516	$(1,024,716)	$(35,318)	$203,966
Issuance of common shares on exercise of share units	44,656	1,275	(1,275)	—	—	—	—
Stock-based compensation	—	—	1,375	—	—	—	1,375
Net loss for the period	—	—	—	—	(23,835)	—	(23,835)
Other comprehensive gain	—	—	—	—	—	5,352	5,352
June 30, 2023	17,174,972	$1,244,547	$9,312	$11,516	$(1,048,551)	$(29,966)	$186,858

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and six months ended June 30, 2023 and 2022

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Operating activities:
Net loss for the period	$(13,207)	$(11,579)	$(23,835)	$(3,869)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,993	3,051	6,020	6,140
Stock-based compensation expense	742	769	1,375	1,241
Unrealized foreign exchange loss	2,420	2,566	3,496	3,337
Deferred income tax	125	(96)	(23)	(531)
Income from investments accounted for by the equity method	(56)	(458)	(185)	(751)
Interest on long-term debt and accretion on royalty payable	643	839	1,490	1,899
Change in inventory write-downs to net realizable value	992	792	1,578	549
Loss on extinguishment of royalty payable	2,909	—	2,909	—
Change in bad debt expense	288	(32)	372	59
Gain on sale of assets	(21)	—	(21)	—
Gain on sale of investment	—	—	—	(19,119)
Changes in operating assets and liabilities:
Accounts receivable	469	(3,557)	(572)	2,471
Inventories	(537)	(3,499)	(1,128)	(11,883)
Prepaid expenses	3,091	1,082	1,407	(1,188)
Accounts payable and accrued liabilities	287	(3,770)	1,050	(7,280)
Warranty liability	(1,179)	(2,623)	(2,561)	(4,479)
Net cash used in operating activities	(41)	(16,515)	(8,628)	(33,404)
Investing activities:
Purchase of property, plant and equipment and other assets	(4,905)	(3,185)	(7,912)	(5,983)
Purchase of intangible assets	—	(296)	—	(296)
Proceeds on sale of assets	35	—	133	31,949
Net cash (used in) provided by investing activities	(4,870)	(3,481)	(7,779)	25,670
Financing activities:
Repayments of short and long-term facilities	(11,140)	(13,406)	(22,876)	(36,599)
Drawings on operating lines of credit and long-term facilities	4,845	10,086	13,096	25,392
Payment of royalty payable	(8,687)	(5,200)	(8,687)	(5,200)
Net cash used in financing activities	(14,982)	(8,520)	(18,467)	(16,407)
Effect of foreign exchange on cash and cash equivalents	195	(874)	955	(2,577)
Net decrease in cash and cash equivalents	(19,698)	(29,390)	(33,919)	(26,718)
Cash and cash equivalents, beginning of period (including restricted cash)	71,963	127,564	86,184	124,892
Cash and cash equivalents, end of period (including restricted cash)	$52,265	$98,174	$52,265	$98,174

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and six months ended June 30, 2023 and 2022

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Supplementary information:
Interest paid	$755	$722	$1,497	$1,634
Taxes paid, net of refunds	526	541	1,032	839

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2023 and 2022
1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. Westport Fuel Systems is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. The Company’s diverse product offerings sold under a wide range of established global brands enable the use of a number of alternative fuels in the transportation sector which provide environmental and/or economic advantages as compared to diesel, gasoline, batteries or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. The Company supplies its products in more than 70 countries through a network of distributors, service providers for the aftermarket and directly to original equipment manufacturers (“OEMs”) and Tier 1 and Tier 2 OEM suppliers. The Company’s products and services are available for passenger car and light-, medium- and heavy-duty truck and off-road applications.

2. Liquidity and going concern:

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued; and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these unaudited condensed consolidated interim financial statements ("interim financial statements") are issued. These interim financial statements have therefore been prepared on the basis that the Company will continue as a going concern.

The assessment of liquidity and going concern requires the Company to make judgments about the existence of conditions or events that raise substantial doubt about the ability to continue as a going concern within one year after the date that these interim financial statements are issued. This includes judgments about the Company's future activities and the timing thereof and estimates of future cash flows. Significant assumptions used in the Company's forecasted model of liquidity include forecasted sales, including forecasted increases in sales of the heavy-duty OEM business, forecasted costs and capital expenditures, amongst others. Changes in the assumptions could have a material impact on the forecasted liquidity and going concern assessment.

The Company continues to sustain operating losses and negative cash flows from operating activities. As at June 30, 2023, the Company has cash and cash equivalents of $52,265 and cash flow used in operating activities of $8,628 for the six months ended June 30, 2023 primarily driven by the operating losses of $22,670 and an increase in working capital. The Company's short-term and long-term debt was $46,256, net of deferred financing fees, of which $19,621 of these debts mature within one year from June 30, 2023. The Company has a term loan with Export Development Canada (“EDC”), which has a covenant requiring the Company to maintain a $40,000 minimum balance of cash and cash equivalents. If the Company’s cash and cash equivalents fall below the minimum cash requirement, the Company may be required to repay the outstanding amount of the term loan, which was $12,719 at June 30, 2023.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2023 and 2022
2. Liquidity and going concern (continued):

The Company is closely monitoring and making efforts to mitigate the impact on the business from global supply chain shortages of semiconductors, raw materials and other parts. Besides shortages, the Company is incurring inflationary pressure on production input costs from sourcing semiconductors, raw materials and parts, higher energy costs in operating the Company's factories and increased labor costs that are impacting margins. The Company sources components globally and is exposed to price risk and inflation risk, which may affect the Company's liquidity.

Management is closely monitoring its financial condition and is working on initiatives to reduce its working capital and increase profitability to improve its cash flow from operating activities. The Company’s current financial projections expect meaningful collections of accounts receivable from key customers and a reduction in inventory levels across the Company’s operations.

The ability to continue as a going concern beyond August 2024 will depend on the Company's ability to generate sufficient positive cash flows from its operations, specifically through working capital improvement, profitable and sustainable growth, and the Company's ability to finance its long-term strategic objectives and operations. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying, consolidated financial statements and the adjustments could be material.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2023 and 2022
3. Basis of preparation:

(a)    Basis of presentation:

The interim financial statements have been prepared by the Company and do not include all of the information and disclosures required by accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all normal recurring accruals and adjustments considered necessary for a fair presentation have been included. The results for the three and six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023. The interim financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2022.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its interim financial statement presentation is the United States dollar (“U.S. dollar”). The functional currencies for the Company's subsidiaries include the following: U.S. dollar, Canadian dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, Indian Rupee, and Polish Zloty. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period, with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended		Average for the six months ended
	June 30, 2023	December 31, 2022	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Canadian Dollar	1.32	1.35	1.34	1.28	1.35	1.27
Euro	0.92	0.94	0.92	0.94	0.92	0.91
RMB	7.25	6.90	7.04	6.61	6.94	6.48
Polish Zloty	4.08	4.39	4.16	4.37	4.28	4.24
Swedish Krona	10.79	10.42	10.53	9.84	10.49	9.58
Indian Rupee	82.03	82.69	82.10	77.19	82.15	76.18
Argentina Peso	256.30	176.79	233.00	117.74	210.31	111.80

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2023 and 2022
4. Accounts receivable:

	June 30, 2023	December 31, 2022
Customer trade receivables	$88,663	$82,533
Other receivables	15,053	19,355
Income tax receivable	964	818
Due from related parties (note 17)	2,670	3,974
Allowance for expected credit losses	(5,249)	(5,040)
	$102,101	$101,640

5. Inventories:

	June 30, 2023	December 31, 2022
Purchased parts	$64,212	$61,213
Work-in-process	2,895	2,423
Finished goods	15,779	17,999
	$82,886	$81,635
During the three and six months ended June 30, 2023, the Company recorded write-downs to net realizable value of $992 and $1,578, respectively (three and six months ended June 30, 2022 - $792 and $549, respectively).

6. Sale of investment:

On February 7, 2022, the Company sold 100% of its shares in Cummins Westport Inc. ("CWI") to Cummins Inc. ("Cummins") for proceeds of $22,200, with Cummins continuing to operate the business as the sole owner. As part of the agreement, Cummins agreed to purchase the Company's interest in the intellectual property with proceeds to the Company of $20,000. The Company received proceeds of $31,445, net of a $10,800 holdback, after the closing date. The holdback will be retained by Cummins for a term of three years to satisfy any extended warranty obligations in excess of the current recorded extended warranty obligation. Any unused amounts will be repaid to the Company at the end of three-year term and, in the event that the holdback is not sufficient to cover the extended warranty obligations, the Company may also be required to supplement this holdback amount to cover valid extended warranty claims.

June 30, 2023
Proceeds from sale of investment	$31,445
Holdback receivable (a)	9,713
Carrying value of investment	(22,039)
Gain on sale of investment	$19,119

a)    Holdback receivable is included in other long-term assets in the condensed consolidated interim balance sheet.

7. Long-term investments:

	June 30, 2023	December 31, 2022
Weichai Westport Inc.	$1,824	$1,824
Minda Westport Technologies Limited	2,923	2,657
Other equity-accounted investees	148	148
	$4,895	$4,629

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2023 and 2022

8. Property, plant and equipment:

		Accumulated	Net book
June 30, 2023	Cost	depreciation	value
Land and buildings	$8,916	$2,408	$6,508
Computer equipment and software	9,620	7,442	2,178
Furniture and fixtures	8,157	6,133	2,024
Machinery and equipment	123,261	71,404	51,857
Leasehold improvements	14,123	10,531	3,592
	$164,077	$97,918	$66,159

		Accumulated	Net book
December 31, 2022	Cost	depreciation	value
Land and buildings	$8,455	$2,107	$6,348
Computer equipment and software	8,756	6,740	2,016
Furniture and fixtures	7,283	5,606	1,677
Machinery and equipment	115,235	66,272	48,963
Leasehold improvements	13,874	10,237	3,637
	$153,603	$90,962	$62,641

9. Intangible assets:

		Accumulated	Net book
June 30, 2023	Cost	amortization	value
Brands, patents and trademarks	$20,214	$13,035	$7,179
Technology	4,039	3,870	169
Customer contracts	11,490	11,490	—
	$35,743	$28,395	$7,348

		Accumulated	Net book
December 31, 2022	Cost	amortization	value
Brands, patents and trademarks	$19,799	$12,189	$7,610
Technology	3,952	3,745	207
Customer contracts	11,242	11,242	—
	$34,993	$27,176	$7,817

10. Accounts payable and accrued liabilities:

	June 30, 2023	December 31, 2022
Trade accounts payable	$73,777	$72,934
Accrued payroll	18,500	17,069
Taxes payable	4,702	4,425
Deferred revenue	3,745	4,435
	$100,724	$98,863

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2023 and 2022

11. Operating leases right-of-use assets and lease liabilities:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2023 and 2038. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately five years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 3.0% based on incremental borrowing rates applicable in each location.
The components of lease cost are as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Operating lease cost:
Amortization of right-of-use assets	$803	$920	$1,635	$1,872
Interest	167	181	350	386
Total lease cost	$970	$1,101	$1,985	$2,258

The maturities of lease liabilities as at June 30, 2023 are as follows:

The remainder of 2023	$1,848
2024	3,318
2025	2,698
2026	2,548
2027	2,479
Thereafter	14,477
Total undiscounted cash flows	27,368
Less: imputed interest	(3,453)
Present value of operating lease liabilities	23,915
Less: current portion	(3,507)
Long term operating lease	$20,408

12. Short-term debt:

	June 30, 2023	December 31, 2022
Revolving financing facilities	$5,224	$9,102

The Company has a revolving financing facility with Hong Kong and Shanghai Banking Corporation ("HSBC"). This facility is secured by certain receivables of the Company and the maximum draw amount is $20,000, based on the receivables outstanding. As the Company collects these secured receivables, the facility is repaid. The revolving financing facility's advances in either U.S. dollars or Euros bear interest at the secured overnight financing rate plus 3.76% per annum and the Euro short-term rate plus 3.60%, respectively. As at June 30, 2023, the amount outstanding for this loan was $4,720 (December 31, 2022 - $8,308).

Revolving financing facilities include a line of credit with Santander with a maximum draw amount of $800 and bear interest at a range of 2.02% - 3.04%. As at June 30, 2023, the amount outstanding was $504 (December 31, 2022 - $794).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2023 and 2022

13. Long-term debt:

	June 30, 2023	December 31, 2022
Term loan facilities, net of debt issuance costs (a)	$38,634	$41,934
Other bank financing	522	512
Capital lease obligations	1,876	1,416
Balance, end of period	41,032	43,862
Current portion	(14,087)	(11,698)
Long-term portion	$26,945	$32,164

(a)    On December 13, 2021, the credit facility and non-revolving term facility with EDC were refinanced into one $20,000 term loan. The refinanced term loan provides an extension of the maturity of the indebtedness to EDC to September 15, 2026 and reduced the interest rate to U.S. Prime Rate plus 2.01% per annum, both principal and interest repayments are quarterly. The Company incurred costs of $300 related to this amendment, which are being amortized over the remainder of the loan term from the debt modification date using the effective interest rate method.

As at June 30, 2023, the amount outstanding for this loan was $12,719, net of transaction costs (December 31, 2022 - $14,683). The loan is secured by share pledges over Westport Fuel Systems Canada Inc., Fuel Systems Solutions, Inc., Westport Luxembourg S.a.r.l and by certain of the Company's property, plant and equipment.

On October 9, 2018, and November 28, 2019, the Company entered into two Euro denominated loan agreements with UniCredit S.p.A. (“UniCredit”). On April 29, 2021, the Company and UniCredit amended the terms of the above Euro denominated loan agreements to combine the facilities into one loan facility. This loan matures on March 31, 2027, bears interest at an annual rate of 1.65% and interest is paid quarterly. The cash pledge as security was removed after the amendment. As at June 30, 2023, the amount outstanding for this loan was $8,286 (December 31, 2022 - $8,044).

On May 20, 2020, the Company entered into a third Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.82% with a maturity date of May 31, 2025. As at June 30, 2023, the amount outstanding for this loan was $2,217 (December 31, 2022 - $2,699). There is no security on the loan as it was made as part of the Italian government's COVID-19 Decreto Liquidità to help Italian companies to secure liquidity to continue operating while mitigating some of the impact of COVID-19.

On July 17, 2020, the Company entered into a fourth Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.75% with a maturity date of July 31, 2026. As at June 30, 2023, the amount outstanding for this loan was $10,794 (December 31, 2022 - $11,273). There is no security on the loan as it was made as part of the Italian government’s COVID-19 Decreto Liquidità.

On August 11, 2020, the Company entered into a Euro denominated loan agreement with Deutsche Bank. The effective interest rate of this loan is 1.7% with a maturity date of August 31, 2026. As at June 30, 2023, the amount outstanding for this loan was $4,618 (December 31, 2022 - $5,235). There is no security on the loan as it was made as part of the Italian government’s COVID-19 Decreto Liquidità.

Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of June 30, 2023, the Company is in compliance with all covenants under the financing arrangements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2023 and 2022

13. Long-term debt (continued):

The principal repayment schedule of long-term debt is as follows as at June 30, 2023:

	Term loan facilities	Other bank financing	Capital lease obligations	Total
Remainder of 2023	$7,478	$—	$289	$7,767
2024	11,919	131	589	12,639
2025	11,329	131	403	11,863
2026	7,397	131	219	7,747
2027 and thereafter	511	129	376	1,016
	$38,634	$522	$1,876	$41,032

14. Long-term royalty payable:

	June 30, 2023	December 31, 2022
Balance, beginning of period	$5,538	$9,947
Accretion expense	240	791
Repayment	(8,687)	(5,200)
Loss on extinguishment	2,909	—
Balance, end of period	—	5,538
Less: current portion	—	(1,162)
Long-term portion	$—	$4,376

In April 2023, the Company and Cartesian Capital Group ("Cartesian") entered into a settlement agreement to terminate the Tranche 1 Financing and the Consent Agreement in exchange for mutual releases and cash consideration, which included the release of the security interest in the Company's HPDI 2.0 fuel system intellectual property. The Company repaid Cartesian $8,687 on April 3, 2023 and recorded a $2,909 loss on extinguishment during the three months ended June 30, 2023.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2023 and 2022

15. Warranty liability:

A continuity of the warranty liability is as follows:

	June 30, 2023	December 31, 2022
Balance, beginning of period	$14,299	$18,791
Warranty claims and expenditures	(3,440)	(11,081)
Warranty accruals	2,482	4,338
Change in estimate	(1,055)	3,559
Impact of foreign exchange	(398)	(1,308)
Balance, end of period	11,888	14,299
Less: current portion	(8,914)	(11,315)
Long-term portion	$2,974	$2,984

16. Share capital, stock options and other stock-based plans:

On June 1, 2023, the Company completed a consolidation of its issued and outstanding common shares on the basis of one new post-consolidation common share for every ten existing pre-consolidation common shares (the "Consolidation"). No fractional common shares were issued and any fractional shares were rounded down to the nearest whole common shares. Effective this quarter, the number of outstanding common shares and share units issued have been retroactively adjusted for all periods presented.

During the three and six months ended June 30, 2023, the Company issued 3,039 and 44,656 common shares, respectively, net of cancellations and round down of fractional common shares as a result of the Consolidation, upon exercises of share units (three and six months ended June 30, 2022 – 3,898 and 41,971 common shares, respectively). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units (“Units”):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three and six months ended June 30, 2023, the Company recognized $803 and $1,503, respectively (three and six months ended June 30, 2022 - $864 and $1,395, respectively) of stock-based compensation associated with the Westport Omnibus Plan.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2023 and 2022

16. Share capital, stock options and other stock-based plans (continued):

A continuity of the Units issued under the Westport Omnibus Plan as at June 30, 2023 and June 30, 2022 are as follows:

	Six months ended June 30, 2023		Six months ended June 30, 2022
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	317,432	$24.10	186,643	$29.80
Granted	375,339	14.46	253,328	18.30
Exercised	(44,656)	38.56	(41,971)	34.30
Forfeited/expired	(39,810)	22.25	(3,120)	19.60
Outstanding, end of period	608,305	$17.24	394,880	$23.70
Units outstanding and exercisable, end of period	—	$—	3,721	$15.10

During the six months ended June 30, 2023, 375,339 share units were granted to certain employees and directors (2022 - 253,328). This included 147,557 restricted share units (“RSUs”) (2022 - 131,189), 150,155 performance share units (“PSUs”) (2022 - 122,139) and 77,627 deferred share units ("DSUs") (2022 - Nil DSUs). Values of RSU and DSU awards are generally determined based on the fair market value of the underlying common shares on the date of grant. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. Vesting of DSUs occurs, immediately prior to the resignation, retirement or termination of directorship, in accordance with the terms of Westport's Omnibus Plan The value of PSU awards is determined using the Monte–Carlo simulation model. PSU awards do not have a certain number of common shares that will issue over time, but are based on future performance and other conditions tied to the payout of the PSU.

As at June 30, 2023, $5,596 of compensation cost related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over two years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at June 30, 2023 as follows:

June 30, 2023
(CDN $)
Share units:
Outstanding	$6,199
Exercisable	—

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2023 and 2022

16. Share capital, stock options and other stock-based plans (continued):

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Cost of revenue	$37	$64	$92	$97
Research and development	145	114	264	181
General and administrative	592	610	1,008	1,000
Sales and marketing	29	76	139	117
	$803	$864	$1,503	$1,395

Of the share-based compensation expense recognized in the three and six months ended June 30, 2023, $742 and $1,375 was settled in shares and $61 and $128 was settled in cash respectively (three and six months ended June 30, 2022 - $769 and $1,241 was settled in shares and $95 and $154 was settled in cash, respectively).

17. Related party transactions:
The Company enters into related party transactions with Minda Westport Technologies Limited and recognized $2,670 of accounts receivable as at June 30, 2023 (December 31, 2022 - $3,974). During the three and six months ended June 30, 2023, the Company sold inventory to Minda Westport Technologies Limited for $2,659 and $4,062, respectively (three and six months ended June 30, 2022 - $155 and $2,581, respectively).

18. Commitments and contingencies:

(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on the Company's operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2023 and 2022

19. Segment information:

The Company manages and reports the results of its business through three segments: OEM, Independent Aftermarket (“IAM”), and Corporate. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker (“CODM”).

Financial information by business segment as follows:

	Three months ended June 30, 2023
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$52,388	$(7,346)	$2,245	$56
IAM	32,634	1,685	613	—
Corporate	—	(4,562)	135	—
Total Consolidated	$85,022	$(10,223)	$2,993	$56

	Three months ended June 30, 2022
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$54,244	$(5,620)	$2,149	$458
IAM	25,720	81	803	—
Corporate	—	(5,786)	99	—
Total Consolidated	$79,964	$(11,325)	$3,051	$458

	Six months ended June 30, 2023
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$108,633	$(13,351)	$4,507	$185
IAM	58,629	1,650	1,251	—
Corporate	—	(7,954)	262	—
Total Consolidated	$167,262	$(19,655)	$6,020	$185

	Six months ended June 30, 2022
	Revenue	Operating loss	Depreciation & amortization	Equity income
OEM	$106,101	$(11,914)	$4,293	$751
IAM	50,407	(367)	1,659	—
Corporate	—	(9,847)	188	—
Total Consolidated	$156,508	$(22,128)	$6,140	$751

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2023 and 2022

19. Segment information (continued):

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's revenues, as follows:

	% of revenue
	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Europe	64%	64%	66%	66%
Asia	9%	18%	10%	16%
Americas	16%	11%	15%	10%
Africa	6%	3%	5%	4%
Other	5%	4%	4%	4%

Total assets are allocated as follows:

	June 30, 2023	December 31, 2022
OEM	$211,022	$241,795
IAM	150,802	145,377
Corporate	15,807	20,279
Total consolidated assets	$377,631	$407,451

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2023 and 2022

20. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has a history of operating losses and negative cash flows from operations. At June 30, 2023, the Company had $52,265 of cash and cash equivalents.

The following are the contractual maturities of financial obligations as at June 30, 2023:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$100,724	$100,724	$100,724	$—	$—	$—
Short-term debt (note 12)	5,224	5,224	5,224	—	—	—
Term loan facilities (note 13(a))	38,634	41,461	13,653	23,713	4,095	—
Other bank financing	522	530	137	262	131
Capital lease obligations	1,876	1,898	607	807	300	184
Operating lease obligations (note 11)	23,915	26,130	3,507	5,632	2,514	14,477
	$170,895	$175,967	$123,852	$30,414	$7,040	$14,661

(a)    Fair value of financial instruments:

The carrying amounts reported in the condensed consolidated interim balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The short-term and long-term investments represent the Company's interests in Minda Westport Technologies Limited, Weichai Westport Inc. ("WWI") and other investments. Minda Westport Technologies Limited is the most significant of the investments and is accounted for using the equity method. WWI and other investments are accounted for at fair value.

The carrying values reported in the condensed consolidated interim balance sheet for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying values of the term loans facilities, and other bank financing included in the long-term debt (note 13) are carried at amortized costs, which approximate their respective fair values as at June 30, 2023.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2023 and 2022

20. Financial Instruments (continued):

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at June 30, 2023, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1.